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SEC FILE NUMBER
8-38156

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023**   AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Intervest International Equities Corp**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1980 Dominion Way, Suite 202

(No. and Street)

Colorado Springs	**Colorado**	**80918**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David M. Smith	**719-457-9687**	**dave.smith@intervestintl.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cornelius & Leone

(Name – if individual, state last, first, and middle name)

3601 Cardinal Point Drive	**Jacksonville**	**FL**	**32257**
(Address)	(City)	(State)	(Zip Code)

11/30/2009	**3987**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Smith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intervest International Equities Corp _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
KACEY B WATTS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20034033973
MY COMMISSION EXPIRES 10/11/2027
```

Signature: _____

Title:
CEO _____

Kacey B Watts
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



CORNELIUS & LEONE
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Intervest International Equities Corporation

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2023, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2023 and the results of its operations and its cash flows for the year then ended are in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Intervest International Equities Corporation's management. Our responsibility is to express an opinion on Intervest International Equities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intervest International Equities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Board of Directors
Intervest International Equities Corporation
Page Two

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 and Note 10 to the financial statements, the Company is defendant in various arbitrations and has suffered significant reductions in net income and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 8 and Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Auditors' Report on Supplemental Information

The supplemental information, contained on Pages 14 through 17, has been subjected to audit procedures performed in conjunction with the audit of Intervest International Equities Corporation's financial statements. The supplemental information is the responsibility of Intervest International Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240. 17a-5. In our opinion, the supplemental information contained on Pages 14 through 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Intervest International Equities Corporation's auditor since 1988.

Cornelius & Leone

Cornelis & Leone
Jacksonville, Florida
January 25, 2024

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	381,361
Accounts receivable		129,173
Deposit with clearing organization (cash)		25,000
Due from parent company		-
Prepaid insurance and licenses		5,177
Total Assets	$	540,711

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable	$	199,784
Commissions payable		122,612
Due to parent company		15,053
Total Liabilities		337,449

Stockholder's Equity:

Common stock - 7,500 shares, $1.00 par value	
authorized, 200 shares issued and outstanding	200
Additional paid-in-capital	740,835
Retained earnings (deficit)	(537,773)
Total Stockholder's Equity	203,262

Total Liabilities and Stockholder's Equity	$	540,711

See accompanying notes to financial statement.

7

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2023

Revenues:

Mutual funds and variable products	$	3,494,476
Commissions		21,010
Direct participation programs		323,619
Total Revenues		3,839,105

Expenses:

Commissions	3,060,945
Overhead reimbursements to parent company	554,423
Other operating expense	536,065
Total Expenses	4,151,433
Operating Income	(312,328)

Other Income:

Interest - Insurance Income	1,859
Total Other Income	1,859

Net Income (Loss)	$	(310,469)

See accompanying notes to financial statement.

Intervest International Equities Corporation
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2023

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2023	$ 463,731	$ 200	$ 690,835	$ (227,304)
Capital Activity 2023	50,000.00	-	50,000.00	-
Net Income (Loss)	(310,468)	-	-	(310,469)
Balance at December 31, 2022	$ 203,263	$ 200	$ 740,835	$ (537,773)

See accompanying notes to financial statement.

9

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities

Net income	$ (310,469)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Decrease in receivables	53,730
Decrease in prepaid insurance and licenses	818
Decrease in due from parent copany	36,639
Decrease in accounts and commissions payables	(16,216)
Increase in due to parent company	15,053
Net Cash used in Operating Activites	90,024
Cash Flows from Financing Activites	
Increase in Additional Paid-in-Capital	50,000
Net Cash used in Financing Activites	50,000
Net Decrease in Cash	(170,445)
Cash at January 1, 2023	551,806
Cash at December 31, 2023	$ 381,361

See accompanying notes to financial statement.

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2023

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987 to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the Company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The Company was acquired by and became a wholly-owned subsidiary of Intervest International, Inc. (III) during January 1988. Operations actually commenced during February 1988. Effective March 31, 1988, the Company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

Concentrations

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash. The Company maintains its cash with what it believes to be high quality financial institutions. At times, the Company maintains its cash in excess of the federally insured limit.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Commitments and Contingent Liabilities

The Company has an agreement with III, its parent company, whereby the Company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $198,085 which was $175,588 in excess of its required capital of $22,497. The Company's aggregate indebtedness to net capital ratio was 1.703 to 1.

4. Income Taxes

The parent company, with the consent of its Shareholder, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the Shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly owned subsidiary (the Company) as a qualified subchapter S subsidiary or a Q-sub. A Q-sub is not taxed as a separate corporation and all its tax items are treated as belonging to the parent.

5. Date of Management's Review

Management has evaluated subsequent events through January 25, 2024, the date financial statements were available to be issued.

6. Cash in Excess of Insurance

The Company maintains cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation. As of December 31, 2023, the uninsured portion of these balances was $0.

7. Related Party

The Company's president and sole shareholder is also the majority owner of the Intervest International Inc. parent company.

The Company has received advanced monies from the parent company. As of December 31, 2023, the amount owed to affiliates totaled $15,053.

8. Arbitrations

In 2022, the Company was named in various arbitration proceedings regarding GWG L-Bonds and GWG Holdings, Inc. The plaintiffs are alleging (1) negligence; (2) breach of fiduciary duty; (3) breach of contract; (4) violations of various states securities laws; (5) violation FINRA Rules 2210, 2111,2310 and 3010; (6) violation of Federal securities laws; (7) failure to supervise; (8) fraud; (9) violation of states consumer protection laws; (10) constructive fraud; (11) common law fraud; (12) violation of the Best Interest Obligation; and (13) unjust enrichment. Many of these matters have been settled during 2023, with exceptions to two that were just started in December 2023. The Company contends it fulfilled its obligations to these plaintiffs and intends to vigorously defend and seek dismissal of these claims.

9. Subsequent Events

During the 2023 fiscal year, SEC had started its standard examination which was not yet completed prior to the year ended December 31, 2023. The Company has not yet received the determination letter, but has complied with all information requested.

10. Going Concern

The Company began operations in 1987 as a broker/dealer in securities. The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the year ended December 31, 20223, the company had a net loss of $310,469, negative cash flow from operations of $170,445, and positive working capital of $203,262. The positive working capital balance was mainly due to the cash balance of $381,361. The Company believes it has sufficient cash and capital to operate over the next 10 months.

To date, the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2023

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	INTERVEST INTERNATIONAL EQUITIES CORPORATION	as of 12/31/23

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 203,262 `3480`
2. Deduct ownership equity not allowable for Net Capital .... ( ) `3490`
3. Total ownership equity qualified for Net Capital .... 203,262 `3500`
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... `3520`
   - B. Other (deductions) or allowable credits (List) .... `3525`
5. Total capital and allowable subordinated liabilities .... $ 203,262 `3530`
6. Deductions and/or charges:
   - A. Total non-allowable assets from
     Statement of Financial Condition (Notes B and C) .... $ 5,177 `3540`
   - B. Secured demand note delinquency .... `3590`
   - C. Commodity futures contracts and spot commodities –
     proprietary capital charges .... `3600`
   - D. Other deductions and/or charges .... `3610` (5,177) `3620`
7. Other additions and/or allowable credits (List) .... `3630`
8. Net capital before haircuts on securities positions .... $ `3640`
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments .... $ `3660`
   - B. Subordinated securities borrowings .... `3670`
   - C. Trading and investment securities:
     - 1. Exempted securities .... `3735`
     - 2. Debt securities .... `3733`
     - 3. Options .... `3730`
     - 4. Other securities .... `3734`
   - D. Undue Concentration .... `3650`
   - E. Other (List) .... `3736` ( ) `3740`

10. Net Capital .... $ 198,085 `3750`

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	INTERVEST INTERNATIONAL EQUITIES CORPORATION	as of 12/31/23

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	22,497	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	22,497	3760
14. Excess net capital (line 10 less 13)	$	175,588	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	164,340	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	337,449	3790
17. Add:				
A. Drafts for immediate credit	$ _____ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ _____ 3810			
C. Other unrecorded amounts (List)	$ _____ 3820	$		3830
18. Total aggregate indebtedness		$	337,449	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	170.36	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	INTERVEST INTERNATIONAL EQUITIES CORPORATION	as of 12/31/23

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm PERISHING, LLC | 4335 | X | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645

Total $ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2023

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/23) FOCUS Report	$	198,085
Audit adjustments: None		-
Net capital per audit	$	198,085

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable since the Company meets the requirements of the exempt provisions contained in Rule 15c3-3C(k)(2)(ii) and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2023.



CORNELIUS & LEONE
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation as of and for the year ended December 31, 2023, in accordance with the standards of Public Company Accounting Oversight Board (United States - PCAOB), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding . paragraph.

19



CORNELIUS & LEONE
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5(g)(1) (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2023 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius & Leone

Cornelius & Leone
Jacksonville, Florida
January 25, 2024



CORNELIUS & LEONE
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Intervest International Equities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Intervest International Equities Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

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CORNELIUS & LEONE
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Intervest International Equities Corporation
Page Two

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius & Leone

Cornelius & Leone
Jacksonville, Florida
January 25, 2024

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CORNELIUS & LEONE
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Intervest International Equities Corporation

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Intervest International Equities Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) under which (1) Intervest International Equities Corporation claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) and (2) Intervest International Equities Corporation stated that Intervest International Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Intervest International Equities Corporation's management is responsible for compliance with the provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intervest International Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornelius & Leone

Cornelius & Leone
Jacksonville, Florida
January 25, 2024

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Intervest International, Inc.
Registered Investment Advisor

®

1980 Dominion Way • Suite 202 • Colorado Springs, CO 80918 • Telephone (719) 592-9299 • Telefax (719) 592-9329

Statement of Exemption

As an introducing broker dealer, Intervest International Equities Corporation is exempt from § 240. 15c3-3(k) based on the provisions under §240. 15c3-3(k)(2)(ii).

During the fiscal year January 1, 2023, through December 31, 2023, Intervest International Equities Corporation operated pursuant to the exemption provisions in §240. 15c3-3(k)(2)(ii) without exception.

I, David M. Smith, attest that, to the best of my knowledge, the above Statement of Exemption pertaining to Intervest International Equities Corporation, as of December 31, 2023, is true and correct.

_____
Signature

CEO, Owner
_____
Title